Exhibit 99.2

Risk Management - a CRO’s view Peter Hodgson Chief Risk Officer July 2006

Contents My view on risk management and risk environment ANZs risk appetite framework Consumer risk environment Stress testing overview International Partnerships risk framework

 Risk management should be predictive Risk management should be proactive rather than reactive Risk appetite needs to be clearly communicated and understood throughout the organisation Risk management focus should be on the core issues Risk management is no different to any other business activityCRO’s view on risk management

 Snapshot of current risk environment – still looking good Corporate & Business segment operating conditions remain favourable Generally highly secured portfolio Corporate/Business Credit quality sound across all segments, and traditionally performs better than Australia Non accruals in recent periods have occurred in unrelated industries New Zealand Secured and unsecured portfolios performing well Slight deterioration in unsecured (represents just ~5% of Personal FUM) anticipated and flagged to market given slight strategic shift in risk/return profile High oil price continues to impact Esanda Personal Strong portfolio credit quality, no systemic/industry concerns Non accruals in recent periods isolated one-offs Institutional Commentary Outlook (short term) Current Environment Division/Business High quality Good quality Pristine quality Extreme Stress Poor quality

Risk appetite driven by a number of variables… Asset writing strategies Riskappetite Current & emerging risk issues Portfolio review Stress testing Divisional Risk review CTC* oversight and policy framework Risk appetite impacted by a number of variables *Credit and Trading Risk Committee Portfolio Review gives an overview of movement in asset quality and how risk profile is tracking compared to asset writing strategy Asset Writing Strategy sets out planned portfolio growth, capital usage and risk and return profile Current and Emerging Risk Issues, considered and communicated. Stress Testing and scenario analysis provide overview of potential impacts

…and varies by risk type Risk Type Risk Appetite Approach Operational Low Low tolerance, low limits with short escalation route to senior management Zero tolerance for compliance breaches Credit Medium Managing risk/return trade-off traditionally seen as core function of a commercial bank Diversify larger exposures using SCCL’s* Market Low Minimal proprietary trading, books remain as fully hedged as practicable Low tolerance for Markets losses Strategic Medium/ High Commit funds annually to strategic initiatives (i.e. Asian partnerships) Manage via portfolio approach Liquidity Low Maintain adequate liquidity for short term crisis conditions Risk appetite established with consideration for Group’s financial performance targets * Single customer concentration limits

 Actively managing our risk appetite over time has aligned ANZ’s risk profile with major peers ANZ remains the most conservatively provisioned major* *Collection Provision & GRCL to Risk Weighted Assets Reduced risk appetite actioned through de-risking program De-risking included Re-weighting exposure to Consumer NBNZ acquisition – higher % of consumer lending, and NZ has traditionally lower overall risk profile Reduction of non-core offshore exposures, including sale of UK Project Structured Finance business Reduction of exposure to non-core industries Whilst risk profile is in line with peers, ANZ maintains its conservative provisioning position relative to peers Credit losses to total advances in line with peers Asian Crisis (once in several generations event) Fallen Angels 0.0%0.1%0.2%0.3%0.4%0.5%0.6%1997199819992000200120022003200420051H06ANZBank 1Bank 2Bank 30.83%0.71%0.72%0.63%ANZCBANABWBC

 Personal division growth dominated by mortgages, credit quality remains sound Australian delinquencies remain low (60+ days) Mortgages driving FUM growth (% of total Personal Net Lending Asset growth Aust & NZ) NZ delinquencies stable, and lower than Australia (60+ days) *Other includes Banking Products, Rural, I&I, Pacific and Small Business banking 0.0%0.3% 0.6% 0.9% 1.2% 1.5% 1.8% Oct-02 Apr-03 Oct-03 Apr-04 Oct-04 Apr-05 Oct-05 Apr-06 Mortgages Consumer Finance 0.0% 0.3% 0.6% 0.9% 1.2% 1.5% 1.8% 2.1% Oct-03 Apr-04 Oct-04 Apr-05 Oct-05 Apr-06 Mortgages Consumer Finance 73% 77% 5% 3% 7% 7% 15% 13% 2H05 1H06 Mortgages Asset Finance Consumer Finance Other*

Consumer Finance credit quality in line with expectations

Strong Credit Card FUM growth*

(12 months to May 2006)



25%
20%
15%
10%
5%
0%
-5%
May-05
Sep-05
Jan-06
May-06
ANZ
NAB
System
CBA
WBC

Growth in Low Rate cards moderating after strong launch

(% mix of new account growth)



40%
28%
31%
57%
21%
22%
47%
28%
25%
1H05
2H05
1H06
Loyalty
Proprietary
Low Rate*

No material shift in delinquencies

(60+ day delinquencies)



Improvement from seasonally high levels
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Loyalty
Proprietary & Low Rate
Personal Loans

Cards loss rates in line with expectations

(index – Oct 03 Proprietary & Low Rate = 100)



index
120
100
80
60
40
20
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Loyalty
Proprietary & Low Rate
Total Cards

*source APRA

9

Bankruptcies & debt agreements - UK v Aust Slight increase in Australian bankruptcies/debt agreements…* (Aust. Non Business Bankruptcies and Debt Agreements) The key factors for increasing UK losses were: aggressive competition leading to strong growth in the unsecured lending segment weakening credit standards, relaxation of bankruptcy laws in 2004 Whilst ANZ has experienced above systems growth in unsecured lending: growth has been achieved with minimal change to credit standards there have been no changes in Australian bankruptcy laws enhanced risk management strategies have been implemented including, credit scoring, portfolio analytics/ modelling, test and learn disciplines and the use of internal and external performance benchmarking *Source – ITSA, The Insolvency Service (UK Jun-06 quarter data not released) …rate of growth significantly below UK* (Personal bankruptcies and debt agreements, quarterly data yoy growth) 01,0002,0003,0004,0005,0006,0007,000Jun-03Jun-04Jun-05Jun-06BankruptciesDebt Agreements-20%0%20%40%60%80%Mar-05Jun-05Sep-05Dec-05Mar-06Jun-06UKAust

Stress testing integral to strengthening the predictive approach to risk management Group wide macro economic stress testing is being incorporated into risk management practices Creates greater understanding of impacts on financial performance through modelling relationships and sensitivities between geographic, industry and business unit exposures under a range of macro economic scenarios Provides a test of asset writing strategies and insights into risk implications of business strategies Board and management endorsement with half yearly scenarios to be reported and modelled Stress testing outcomes to be incorporated into decision making through risk appetite and tolerance framework

ANZ recently completed an IMF initiated stress test under the IMF Financial Stability Assessment Program Widening credit spread increases cost of debt No ‘run’ on deposits Slowing deposit and credit growth partially offset wholesale funding requirements 100bps* Funding Domestically induced recession, impacting lending growth and provisioning to 9% Unemployment to 0.8% 30% to 0.45 to 7.8% Stressed Scenario Current capitalisation levels cushion impact Reducing consumer spending impacts turnover, capital expenditure plans deferred Commercial property values fall 10% Business Credit Housing credit growth bottoms at -0.2% Residential Property Prices Lower x-rate eventually results in export led recovery for business sector Exchange Rate (A$/US$) Cash rate unchanged under provided scenario Interest Rates (3 year)* Impact Metric ‘Extreme stress’ scenario providedFY05 represents ‘base case’ Scenarios modelled over FY06 – FY08 Stressed environment assumed to finish by end of FY08 *average increase in AA rated spreads

Even under <u>extreme</u> stress scenario*, financial performance likely to compare favourably to prior experience and broader market

Under extreme stressed scenario NPAT impact significant, but still profitable

(potential impact of 'stressed case' on 'base case' NPAT*)



FY06
FY07
FY08
0%
-50%
-100%

- NPAT impacted by both volume and credit impacts
- IFRS collective provision approach in stress test results in BDD impact being brought forward
- Capital ratios maintained due principally to a decline in Risk Weighted Assets
- Under extreme scenario, key driver of lower NPAT is stressed corporate sector, lowering Institutional earnings. In this context, banks may perform relatively well compared to broader market

Extreme stressed scenario NPAT performance significantly better than early 90's recession

(Change in Group NPAT from 1989)



FY90
FY91
FY92
0%
-50%
-100%
-150%
-200%
-250%

* For Australia geography only, and given differing stress testing capabilities across banks, any comparisons should be treated with caution

13

Where we would expect the stress to be felt

Contribution to NPAT decline under 'stressed' environment*
(FY06 - FY08)



Other^
15%
Personal
(excl. Mtges)
26%
15%
Mortgages
8%
Corp. & Business Banking
37%
Institutional

Australian corporate sector under pressure, key driver of lower NPAT

Higher unemployment will reduce NPAT, particularly on unsecured lending

Mortgages not expected to be the key driver of NPAT decline!

*represents % of NPAT decline between FY06-FY08 attributable to business from base case scenario

^includes Group Treasury, Asset Finance and Group Centre

ANZ

14

Establishing and expanding Partnerships requires careful identification and management of the challenges and risks

Key investment risks	Managing these risks
Transaction	• Transaction experience • Due Diligence experience
Financial	• Involvement in capital/financial decisions • Agreement on targets, and ensuring ANZ adds value
Business	• Partner selection/agreement on strategy • Secondments/management involvement
Governance	• Board seats and independent regulator relationships • Public listing/strong liquidity
Country Specific/Political	• In-country experience • Relationships with local government

Key business risks	
Management	• Existing in-house expertise plus ANZ best practice • Partner's agreement on Board seats, Board Committee
Credit Risk	• ANZ key credit risk appointments and methodology • Training and development tailored to local conditions
Operations	• HQ actively support through resource allocation • Identify and develop management talent
Brand	• Centralised risk control/management mechanism • Long term business strategic plan
Country Specific/Market	• In-country experience

ANZ
15

The Partnership Risk Framework varies with the extent of control

	International Partnership		
Example	Tianjin City Commercial Bank	Metrobank Card Corporation	ANZ Panin Credit Cards
Equity	**Minority Equity** Equity Accounted (20%)	**Significant Management Influence** Equity Accounted (40%)	**Subsidiary** Consolidated (85%)
Objective	Build risk management capability to protect and enhance sustainability investment	Adapt ANZ's best practices in risk management	Compliance with ANZ Group risk management standards/policies
Approach	• Agree approach/focus (pre-investment) • Influence agenda • Adapt ANZ capability	• Target ANZ best practice • Adapt for local environ. • Local governance structure	• ANZ governance, risk systems, processes and controls, customised for local requirements

ANZ

16

Summary Risk management at ANZ is forward focussed on areas of core capability Do not anticipate significant deterioration across the portfolio Consumer losses expected to slightly increase in line with strategic risk/return shift in Credit Cards, offset by higher revenues No material shift in Australian bankruptcies, structural differences should prevent similar increases to UK Stress testing a key component to managing risk appetite, asset writing strategies and business strategies Identification and management of risks associated with International Partnerships critical to success

Additional Information

ANZ risk management structure Chief Risk Officer Peter Hodgson Head of Risk Personal & Chief Retail Credit Officer Chief Risk Officer ANZNB Head of Operational Risk & OTSS Risk Head of Risk, Institutional & Chief Wholesale Credit Officer Institutional Group General Manager, Compliance Head of Risk Services Centre Risk Respective Group Managing Directors ANZ Chief Executive Officer, New Zealand Head of Risk, PartnershipsPersonal Partnerships OTSS New Zealand

Portfolio credit quality remains strong

Increase in Non Accrual loans driven by two accounts


$m
#
700
600
500
400
300
200
100
0
45
40
35
30
25
20
15
10
5
0
Sep-04
Mar-05
Sep-05
Mar-06
New Non Accrual Loans (LHS)
New Non Accrual Loan Accounts >$1m (RHS)

Individual Provisions maintained at low levels

(Net Individual Provisions / Net Lending Assets)


0.23%
0.13%
0.17%
0.15%
Sep-04
Mar-05
Sep-05
Mar-06

ANZ
20

There has been a shift in ANZ’s International Lending from UK/Europe to the Americas and the Pacific Region in March-06.Lending Assets concentrated in the lower risk domestic markets Composition of the Loan Book by Key Lending Region International Lending Assets Distribution More sustainable business mix (lending assets) 2000 2006 0%10%20%30%40%50%UK/EuropeAmericasAsiaPacificSep-05Mar-0670%71%15%25%15%4%Sep-96Mar-06AustraliaNew ZealandInternational64%36%Consumer 45%55%Commercial

Impaired Assets remain at historically low levels



Impaired Assets
$m
%GLA
1,600
1,400
1,200
1,000
800
600
400
200
0
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
1,357
1,208
975
717
802
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Impaired Assets
% of Gross Lending Assets



New Non Accruals by Geography
$m
900
800
700
600
500
400
300
200
100
0
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Pip fruit industry in NZ
Mar-02
Mar-03
Mar-04
Mar-05
Sep-05
Mar-06
Australia
New Zealand
International
Default Rate (RHS)
Loss Rate (RHS)

22

Total portfolio remains well diversified

% Group Net Lending Assets by industry



9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Mar-05
Sep-05
Mar-06
Comm'al Property
Agriculture
Manufacturing
Finance & Insurance
Retail Trade
Wholesale Trade
Transport & Storage
Business Services
Utilities
Construction
Accom, Pubs, Cafes & Rest.
Cultural & Rec'al Services
Health & Comm. Services
Mining
Other

Concentration closely monitored in any of following circumstances:

- Industry comprises > 10% of Group net lending assets
- Industry consumes > A$500m economic capital
- ANZ has large share of aggregate industry exposure

ANZ

23

Single customer concentration limits are in place to cap single name exposures within the portfolio Sub Investment Grade Investment Grade * Maximum Direct Credit Limits are based on Class One SCCL Limits. ** Customers classified as Global Offshore Corporates can borrow according to Onshore lending policy. Pricing increases with risk Maximum Direct Credit Lending Limits* for Individual Customers0%10%20%30%40%50%60%70%80%90%100%AAAAA+AAAA-A+AA-BBB+BBBBBB-BB+BBBB-B+BB-CCCS&P Rating% of Max Direct Credit Limits*Onshore** (Collateral 80%+)Onshore** (Collateral < 80%)Offshore (Collateral 80%+)Offshore* (Collateral < 80%)

Group risk grade profile largely unchanged Group – Outstandings $248bn $257bn*$206bnAAA to BBB BBB- BB+ to BB BB- >BB- $236bnB+ to CCC 1.8% 1.7% 1.6% 1.5% Non Accrual 0.5% 0.3% 0.3% 0.3% *Excludes Kingfisher securitisation amount of $1.5bn Investment Grade lending as at Mar-06 is $178bn or 69.5% of the portfolio 2.3%2.0%1.9%1.8%14.1%13.3%12.1%12.6%15.6%15.6%16.6%16.1%56.7%58.2%58.3%58.3%11.3%10.9%11.1%11.2%Mar-04Mar-05Sep-05Mar-06

Institutional risk grade profile continues to improve Institutional – Outstandings $47bn $49bn$43bnAAA to BBB BBB- BB+ to BB BB- >BB- $46bnB+ to CCC 1.8% 1.1% 1.1% 0.9% Non Accrual 1.4% 0.6% 0.5% 0.7% Investment Grade lending as at Mar-06 is $36bn or 73.4% of the portfolio 3.2%1.7%1.6%1.6%9.7%10.5%10.3%11.5%19.0%17.1%17.7%13.5%19.5%21.1%19.5%22.4%48.6%49.6%50.9%51.0%Mar-04Mar-05Sep-05Mar-06

What is VaR? The “Value at Risk” (VAR) of a portfolio: is a statistical estimate of the potential daily loss to a specified confidence level (eg, 97.5%) is based on an historical simulation using changes in market prices over the past 500 days… … which takes into account correlated movements across the different products/currencies/positions. The graph below shows a typical distribution of the 500 simulated profit-and-loss results, and the corresponding level of the Value-at-Risk. Note: to ascribe meaning to the VAR number which results from this calculation, is to assume that the movement in the various rates and prices over the next 24 hours will be broadly similar to and reflected in the historical rate movements experienced over the past 500 days. 3 limitations of VAR are very important to understand: If tomorrow is not like the past, then calculated VAR will be misleading – i.e., Event Risk is not covered. VAR is typically a 2 or 3 standard deviation measure. VAR is not “Worst Case” – actual losses can be many multiples of the VAR estimate for certain portfolios. VAR presumes market liquidity, irrespective of position size. Conclusion:VAR numbers must be interpreted with great caution – they are not used in the direct management of risks on the dealer’s desk.A comprehensive framework of Detailed Control Limits is used for this purpose The PAST is not a proxy for the FUTURE Value at Risk @ 97.5% Additional Loss Potential (can be very material for certain “negative gamma” or sold options portfolios) Potential Upside @ 97.5% 0 - $ +$ Value at Risk @ 97.5% Additional Loss Potential (can be very material for certain “negative gamma” or sold options portfolios) Potential Upside @ 97.5% 0 - $ +$

ANZ market risk lowest of major peers Global non-traded VaR mismatch significantly below limits $m ANZ VaR* well below major peers $m *Source company reports. Note, CBA do not disclose max VaR numbers ANZ Operating Limits at $32m 0 10 20 30 40 50 2000 2001 2002 2003 2004 2005 ANZ ave.CBA ave.WBC ave.NAB ave.max ANZmax WBCmax NAB 0 5 10 15 20 25 30 35 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06

0 40 80 120 160 200 240 280 320 360 400 440 480 520 560 600 640 680 720 760 800 Score Number Of Clients ‘Goods’‘Bads’Scorecard cut-offs aim to achieve an appropriate risk/return trade-off Key challenge: achieving the appropriate risk-vs-return trade-offRatio of ‘good to bad’ customers increases with cut-off score Scorecard cut-offs are set at a customer/product level with reference to risk/return trade-off of particular segments Scorecards are reviewed regularly to assess appropriateness of cut-offs based on customer behaviour

Basel II – implementation on track Since ANZ’s application for Advanced IRB accreditation to APRA in September 2005, APRA has conducted two ANZ reviews across Operational and Credit Risk. These reviews provided APRA the opportunity to examine ANZ’s Basel II progress, test parts of the operation for compliance with the Basel II requirements and seek further clarification on specific areas within the application. A KPMG data management audit for the Corporate asset class has been completed with an appropriate assurance as to the accuracy and completeness of the Basel II calculation and related governance processes. A similar audit is scheduled for the the Basel retail asset class following completion of APRA’s Basel II capital return. ANZ’s application for Advanced IRB accreditation to Reserve Bank of New Zealand (RBNZ) has been approved by the ANZNB board and will be lodged with RBNZ by 3 July. ANZ is progressing well in producing APRA’s Basel II capital return in the APRA workbook standards. Next return is scheduled for lodgement with APRA in August. ANZ continues to run a robust monthly tracking process for measuring our progress to our self assessment gaps identified in ANZ accreditation application. Systems rollout occurs in staged implementations to minimise business impact.

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.comor contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com